Exhibit 23.1

Consent of Independent Registered Public Accounting Firm

We consent to the use of our report dated May 15, 2023, except for the reverse stock split discussed in Note 16, as to which the date is August 14, 2023, with respect to the consolidated financial statements of Urgent.ly Inc. as of December 31, 2022 and 2021, and for the years then ended, included in this post-effective amendment No.1 to the Registration Statement on Form S-4 (No. 333-271937) and related Prospectus of Urgent.ly Inc. that is made part of a proxy statement for a general meeting of shareholders of Otonomo Technologies Ltd. Our audit report includes an explanatory paragraph relating to Urgent.ly Inc.’s ability to continue as a going concern.

We also consent to the reference to our firm under the caption “Experts.”

/s/ CohnReznick LLP

Tysons, Virginia
August 14, 2023